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Calculated's first investment round is closed.

Get insider early information on the opportunity to invest in the Calculated Sequels offering

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Level of Investment Considering *
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Testing-the-waters legend: No money or other consideration is being solicited for our Regulation A+ offering at this time and if money is sent in to ONEDOOR STUDIOS, LLC, it will not be accepted. No offer to buy securities in a Regulation A+ offering of ONEDOOR STUDIOS and any of its subsidiary companies can be accepted, and no part of the purchase price can be received until ONEDOOR's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in ONEDOOR's offering involves no obligation or commitment of any kind.

ONEDOOR STUDIOS, LLC is testing the waters under Regulation A of the Securities Act of 1933, as amended. This process allows companies to determine whether there may be interest in an eventual offering of its securities. ONEDOOR is not under any obligation to make an offering under Regulation A. ONEDOOR may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation A. For example, ONEDOOR may determine to proceed with an offering under Rule 506(c) of Regulation D, in which case we will only offer our securities to accredited investors as defined by Rule 501(a) of Regulation D. If ONEDOOR does go ahead with an offering under Regulation A, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and only after the SEC has qualified such offering statement. The information in the offering statement will be more complete than the test-the-waters materials and could differ in important ways. You must read the offering statement filed with the SEC.

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Nothing to see here?

You're probably wondering how your investment is doing since we signed Ann Peacock as our screenwriter. Also you may be wondering about the status of our Calculated Sequels offering we've been talking about for months. Well here's the scoop as of today. Join us for today's update video to get back in-the-know about your investment into Calculated.


NOTHING TO SEE HERE?
07:08

Sign up for the Sequels Waitlist

[redacted]

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Can you guess what this scene is?

With the sequels of Calculated launching soon, we filmed some "previz" scenes for our promotional material. What is "previz"? It stands for previsualization. It gives fans, investors, and distributors an idea of what the film can be like by creating scenes with a smaller budget. And we want to show one of the scenes to you. Can you guess which book and chapter the scene is?

We also met with Ann Peacock this week, and we have some footage of that meeting to show you as well. Today's update is super fun, so join us on the video below. Enjoy!


GUESS WHAT SCENE THIS IS

[redacted]

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Our Ann Peacock Press Release is Out!



We're sure you've all been chomping at the bit to share the news with everyone, and now you can! Our press release announcing Ann Peacock as *Calculated's* screenwriter has hit the trades. See which sites have already picked up the article:

Entertainment Newswire

Screenplay News

Yahoo! Finance

Also don't forget to reserve your spot on the Calculated Sequels investment at the link below

Sign up for the Sequels Waitlist

We've Signed a Screenwriter

Enough waiting. Today is the day. Please keep this info within investor circles and don't share on social media yet. An official press release will be going out soon, but you can be the first people in-the-know who our screenwriter for Calculated is. It's such mind-boggling news...but here we go. Watch the video to find out.


WE'VE SIGNED
A SCREENWRITER!

Also don't forget to reserve your spot on the Calculated Sequels investment at the link below

[redacted]

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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